FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces an Offer to purchase shares of United Development Funding IV (UDF).

Moraga, Calif. (Market Wire)—October 10, 2016—Affiliates of MacKenzie Capital Management, LP are offering to purchase up to 1,550,000 Shares of United Development Funding IV at a price of $1.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter and Assignment Form for the offer (which together constitute the "Offer" and the "Tender Offer Documents").  THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON DECEMBER 2, 2016.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556